SPYGLASS ENTERTAINMENT


                                          February 5, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

                  Re:      Spyglass Entertainment Group, Inc.
                           Registration Statement on Form S-1
                           Registration Number:  333-55858

Ladies and Gentlemen:

Spyglass Entertainment Group, Inc. (the "Company") hereby respectfully requests that the Company's Registration Statement on Form S-1 (Registration Number 333-55858) (the "Registration Statement") be withdrawn as of the date hereof pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Company's request is based on the fact that the Company has decided not to proceed with the offering at this time. The Registration Statement was never declared effective and no securities of the Company were sold pursuant thereto.

If you have questions regarding this matter, please contact the undersigned at 818-560-3458.

Respectfully,

SPYGLASS ENTERTAINMENT GROUP, INC.


/s/ Gary Barber
---------------------------------
By:  Gary Barber
Its:  Chief Executive Officer




      500 South Buena Vista Street, Animation Bldg., Burbank, CA 91521-1855
                     Tel: (818) 560-3458 Fax: (818) 566-8549